Exhibit 99.2

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name
ELEVRA LITHIUM LIMITED
Date of this announcement
Monday August 03, 2026

The +securities the subject of this notification are:
+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX
Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

New class - code to be confirmed	Convertible Notes	65,000,000	31/07/2026

Refer to next page for full details of the announcement

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 1 - Entity and announcement details

1.1 Name of entity
ELEVRA LITHIUM LIMITED
We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.
1.2 Registered number type	Registration number
ABN	26091951978

1.3 ASX issuer code
ELV

1.4 The announcement is
New announcement
1.5 Date of this announcement
3/8/2026

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 2 - Issue details

2.1 The +securities the subject of this notification are:
+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Previous Appendix 3B details:
Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request
12-May-2026 16:09	New - Proposed issue of securities - ELV	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?
Yes
2.3a.3 Please provide details of the further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B

Issue of the Conditional Tranche comprising 80,000,000 Convertible Notes. The issue of the Conditional Tranche is subject to the satisfaction (or waiver) of the relevant conditions precedent on or before 30 June 2028,

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 3A - number and type of +securities the subject of this notification (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description
new unquoted class of security

Date the +securities the subject of this notification were issued
31/7/2026

Any other information the entity wishes to provide about the +securities the subject of this notification
N/A

Issue details

Number of +securities
65,000,000
Were the +securities issued for a cash consideration?
Yes
In what currency was the cash consideration being paid?	What was the issue price per +security?
CAD - Canadian Dollar	CAD 1.00000000

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 3C - number and type of +securities the subject of this notification (new class)

ASX +security code	+Security description
New class - code to be confirmed	Convertible Notes

+Security type	ISIN code
+Convertible debt securities

Date the +securities the subject of this notification were issued
31/7/2026

Will all the +securities issued in this class rank equally in all respects from their issue date?
Yes

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?
Yes
Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued
https://announcements.asx.com.au/asxpdf/20260612/pdf/070k6pzzp12fcx.pdf

+Convertible debt securities Details

Type of +security
Convertible note or bond
+Security currency	Face value	Interest rate type
CAD - Canadian Dollar	CAD 65,000,000.00000000	Floating rate

Frequency of coupon/interest payments per year	First interest payment date
Semi-annual	31/1/2027

Does the interest rate include a reference rate, base rate or market rate (e.g. BBSW or CPI)?
Yes
What is the reference rate, base rate or market rate?
CORRA (floored at zero) + 225 bps margin per annum, accrued daily and payable in cash semi-annually in arrears on the principal amount of the Convertible Notes outstanding. CORRA is a base rate.
Does the interest rate include a margin above the reference rate, base rate or market rate?
Yes
What is the margin above the reference rate, base rate or market rate (expressed as a percent per annum)?
2.25%
s128F of the Income Tax Assessment Act status applicable to the +security
s128F exemption status unknown
Is the +security perpetual (i.e. no maturity)?	Maturity date
No	31/7/2031

Select other feature(s) applicable to the +security
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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Convertible
Is there a first trigger date on which a right of conversion, redemption, call or put can be exercised (whichever is first)?	If yes, what is the first trigger date?
Yes	31/7/203

Details of the existing class of +security that will be issued if the securities are converted, transformed or exchanged
ELV : ORDINARY FULLY PAID

Any other information the entity wishes to provide about the +securities the subject of this notification

The issue of this Tranche 1 of the Convertible Notes was approved by the Company’s shareholders at an Extraordinary General Meeting of the Company on 16 July 2026 - see results of meeting: https://announcements.asx.com.au/asxpdf/202 60716/pdf/071s03w5svf1bd.pdf

Issue details

Number of +securities
65,000,000

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ELV : ORDINARY FULLY PAID	194,016,029

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

Total number of
ASX +security code and description	+securities on issue

ELVAM : PERFORMANCE RIGHTS	2,459,812

ELVAB : OPTION EXPIRING 12-MAY-2029 EX $18.30	56,678

ELVAN : OPTION EXPIRING 31-DEC-2028 EX $4.80	8,000,000

New class - code to be confirmed : Convertible Notes	65,000,000

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